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December 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook and Mary Beth Breslin

Re:	Biophytis SA
Draft Registration Statement on Form F-1
Submitted on November 20, 2020
CIK No. 0001768946

Dear Ms. Sarmento and Mr. Buchmiller:

On behalf of our client, Biophytis SA (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated December 17, 2020 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Draft Registration Statement on Form F-1 Prospectus Summary

Our Clinical Pipeline, page 4

1.	Please shorten the lines for BIO101 for the Sarcopenia and COVID-19 indications to reflect that you have not completed Phase 2 clinical trials yet. Please also shorten the line for BIO101 for the DMD indication to reflect that you have not yet begun the Phase 1 clinical trial and shorten the line for BIO201 for the dry AMD indication since you are still conducting animal studies to support IND and clinical trial applications. We also note that you have included in your pipeline table BIO201 for the treatment of Stargardt disease. Given the early-stage development of this program, please explain why you believe it is sufficiently material to your business to warrant inclusion in your pipeline table.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pipeline diagram on page 4 of the Revised Registration Statement to more clearly reflect the current stage of each clinical trial.

Securities and Exchange Commission
December 23, 2020

The Company believes that Sarconeos (BIO101) development in Stargardt disease is material enough to be included in the pipeline as it is the result of 10+ years of research and underscores the Company’s strategy to develop drugs in genetic, orphan diseases, in addition to its primary focus on age related diseases (i.e., dry AMD in this case) and its ongoing research in cellular and animal models of Stargardt disease.

Implications of Being an "Emerging Growth Company", page 12

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it agrees to provide copies of all written communication as requested above.

We have benefited from certain reimbursable financial advances and non-reimbursable subsidies from the French government, page 22

3.	Please revise to disclose the contractual conditions that you are required to comply with in order to receive the financial advances and subsidies from the French government and the maximum amount that you would have to reimburse the French government should you fail to comply.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the description of the reimbursable financial advances and non-reimbursable subsidies it receives from the French government on page 22 of the Revised Registration Statement to describe the contractual conditions that it is required to comply with in order to receive these financial advances and subsidies and the maximum amount that would have to be reimbursed to the French government should the Company fail to comply.

Securities and Exchange Commission
December 23, 2020

The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices..., page 65

4.	Please enhance your risk factor by disclosing that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the risk factor regarding the PCAOB’s inability to inspect the audit work and practices of auditors operating in France, including our auditor, on page 65 of the Revised Registration Statement, to explain that the current inability of the PCAOB to conduct inspections of auditors in France makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside France that are subject to PCAOB inspections.

Use of Proceeds, page 80

5.	Please revise to disclose how far you intend to get in the development of Sarconeos in DMD using the proceeds of this offering and clarify exactly where you are in the process. For example, we note your disclosure here that you will use the proceeds to commence your development of Sarconeos in DMD while your pipeline table appears to indicate that you are in Phase 2 for this indication and the Summary indicates that you hope to begin a Phase 1 trial in the first half of 2021.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the “Use of Proceeds” section on page 79 of the Revised Registration Statement to clarify that the Company intends to use the proceeds from the offering to commence development of Sarconeos in DMD (with the enrollment of the first patient in this trial). The Company has also updated other references to this clinical trial throughout the Revised Registration Statement to clarify that it expects to commence its Phase 1 trial for DMD in the first half of 2021, subject to COVID-19 conditions.

Capitalization, page 83

6.	Please disclose the amount of each adjustment shown within the second bullet point that you used to determine the pro forma amounts in the table.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the second bullet on page 82 of the Revised Registration Statement to disclose the amount of each adjustment shown within this bullet.

Dilution, page 86

7.	Please show us how you determined your historical and pro forma net tangible book value, including how you considered your intangible assets.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided on Exhibit A its calculation of historical and pro forma net tangible book value.

Securities and Exchange Commission
December 23, 2020

Business

Sarcopenia (the SARA clinical program), page 117

8.	We note your disclosure that you believe that Sarconeos has the potential to achieve clinically relevant functional mobility endpoints necessary for marketing approval based on the potential mechanism-of-action and your preclinical cellular and animal model data. Please remove this statement as it is speculative given your current stage of development.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed this statement from the Revised Registration Statement.

Potential Mechanism-of-Action, page 122

9.	We note your disclosure that Sarconeos can be used in most elderly patients even in those suffering from hypertension controlled with ACE inhibitors or ARBs since it did not show an effect on blood pressure or heart rate when compared to enalapril in preclinical studies. Please revise this statement to avoid making a conclusion about the effects of your product candidate given its current stage of development.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed this statement from the F-1.

Research and Collaboration Agreements with Sorbonne University and Other Academic Research Institutions, page 146

10.	Please revise to clarify whether the royalty term for the S-Commercialization Agreement and the M-Commercialization Agreement end upon termination of the agreements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the descriptions of the S-Commercialization Agreement and M-Commercialization Agreement on page 146 of the Revised Registration Statement to clarify that the payments made under the S-Commercialization Agreement and M-Commercialization Agreement will end upon the termination of these agreements.

Current Intellectual Property Portfolio, page 147

11.	We note your disclosure that an opposition procedure is currently being pursued regarding Patent No. EP2790706 and that this could lead to cancellation of the patent. Please revise to disclose if you expect the potential cancellation of this patent to have any material impact on your development plans for your product candidates, your patent portfolio and your business.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the description of the opposition procedure regarding Patent No. EP2790706 on page 150 of the Revised Registration Statement to explain that the Company does not expect the potential cancellation of this patent to have any material impact on the Company’s development plans for its product candidates, its patent portfolio or its business.

Securities and Exchange Commission
December 23, 2020

Commercialization/License Agreements, page 150

12.	We note that you intend to file one amendment to the S-Commercialization Agreement as Exhibit 10.6. Your disclosure here indicates that another amendment was entered into on November 6, 2020. Please also file the November amendment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the exhibit index of the Revised Registration Statement to include the amendment to the S-Commercialization Agreement that was entered into on November 6, 2020 and will file this agreement by amendment to the Revised Registration Statement.

Intellectual Property Agreement with Stanislas Veillet, page 151

13.	We note that payments to Mr. Veillet are capped per platform. Please briefly explain in this section how the term "platform" is defined in the agreement. Please also revise to disclose the term of the agreement and the termination provisions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the description of the Intellectual Property Agreement with Stanislas Veillet on page 152 of the Revised Registration Statement to explain how “platform” is defined under this agreement.

Chief Executive Officer Compensation, page 178

14.	We note that Mr. Veillet benefits from a "GSC" private unemployment insurance policy. Please briefly explain what GSC means in this section.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included a description of “GSC” on page 179 of the Revised Registration Statement.

Differences in Corporate Law, page 201

15.	We note that you refer shareholders to Delaware law and French law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed this statement from the Revised Registration Statement.

Securities and Exchange Commission
December 23, 2020

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Reed Smith LLP

cc:	Stanislas Veillet, Ph.D.
Chairman and Chief Executive Officer of
Biophytis SA

Securities and Exchange Commission
December 23, 2020

Exhibit A

Calculation of Historical and Pro Forma Net Tangible Book Value

BIOPHYTIS

DILUTION COMPUTATION AS OF DECEMBER 16, 2020

Statement of financial position from

June 30, 2020 IFRS accounts

(amounts in thousands of euros)	JUNE 30, 2020		Items to be included in the net tangible book value		Net tangible book value as of June 30, 2020		Impact of proceeds on cash	Impact of the issuance of shares on equity	Impact of issuance of debt (redemption value)	Impact of conversions on June 30, 2020 existing liabilities (IFRS value)	Impact of bonds conversions (bonds issued in H2) (redemption value)	Net tangible book value as of June 30, 2020 as adjusted
ASSETS
Patents and software	2,586		No		0							0
Property, plant and equipment	134		Yes		134							134
Other non-current financial assets	371		Yes		371							371
Total non-current assets	3,091
												0
Other receivables	3,319		Yes		3,319							3,319
Other current financial assets	255		Yes		255							255
Cash and cash equivalents	12,183		Yes		12,183		19,186					31,369
Total current assets	15,757

TOTAL ASSETS	18,848		Total tangible assets in euros		16,262		19,186	0	0	0	0	35,448

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	10,967		No		0			9,000				0
Premiums related to the share capital	7,163		No		0			13,436				0
Treasury shares	-42		No		0							0
Foreign currency translation adjustment	-78		No		0							0
Accumulated deficit - attributable to shareholders of Biophytis	-12,956		No		0							0
Net loss - attributable to shareholders of Biophytis	-9,460		No		0							0
Shareholders' equity - attributable to shareholders of Biophytis	-4,406
Non-controlling interests	-32		No		0							0
Total shareholders' equity	-4,438		Total equity in euros		N/A		N/A	N/A	N/A	N/A	N/A	N/A

Liabilities
Employee benefit obligations	139		Yes		139							139
Non-current financial liabilities	3,733		Yes		3,733							3,733
Total non-current liabilities	3,872

Current financial liabilities	7,622		Yes		7,622				3,000	-2,772	-2,250	5,600
Provisions	266		Yes		266							266
Trade payables	9,595		Yes		9,595							9,595
Tax and social liabilities	1,511		Yes		1,511							1,511
Derivative financial instruments	198		Yes		198							198
Other creditors and miscellaneous liabilities	222		Yes		222							222
Total current liabilities	19,414
			Total liabilities in euros		23,286		0	0	3,000	-2,772	-2,250	21,264
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,848
			Net tangible book value in euros		-7,024		19,186	0	-3,000	2,772	2,250	14,184
			Assuming foreign exchange rate of		$1.12	per Euro						$1.12	per Euro
			Net tangible book value in usd		-7,867							15,886

			Number of shares		54,834,978			45,002,456				99,837,434

		Net tangible book value per shares in euros			-0.13							0.14
		Net tangible book value per shares in usd			-0.14							0.16

				H2 2020 Private Placements			16,140	16,140
				H2 2020 Warrant Conversions			46	46
				Conversion of Bonds				6,250
				Issuance of bonds			3,000
							19,186	22,436